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AVAILABLE NOW: Kusama (20.3% Est. Historical Appreciation*)

AVAILABLE NOW

KUSAMA



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Acrylic on canvas | 64 x 64 in. (163 x 163 cm.)



Initial Offering

$3,441,000

ANNUAL APPRECIATION OF SIMILAR WORKS*

20.3%

DEAL SHEET

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Offering circular

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5 Highlights of This Work

1 Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.

2 The Painting is a large format example from Yayoi Kusama's highly recognizable "Infinity Nets" series, executed against a bright red ground with repetitive, golden metallic loops.

3 Recent sales of colorful nets from the 2000s, include *Golden Sky Nets* (2015), which sold for $3,593,060 in October 2021 and the large triptych, *Infinity Net (TWHOQ)* (2006), which sold for $3,532,191 in May 2019.

4 On December 1, 2021, a new auction record was set for the artist by the painting *Pumpkin (LPASG)* (2013) which sold for $8,026,633. Meanwhile, works by close contemporaries, such as Andy Warhol and Roy Lichtenstein, have exceeded $50 million at auction.

5 In July 2020, ARTnews stated "Kusama is both the world's top-selling living female artist, and still undervalued relative to her peers." In 2021, artprice ranked Kusama among the top ten artists by auction turnover in 2021 with $178 million in total sales.

6 Although there are no guarantees, similar works have appreciated at 20.3% annualized historically from 2006 to 2021.

AUCTION RESULTS FOR SIMILAR WORKS



$4M
$3M
$2M
$1M
2006
2007
2008
2009
2011
2012
2013
2014
2015
2017
2018
2019
2020
2021

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*The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: "Infinity Net" paintings created between 2000 and the present with predominantly yellow or gold palettes, that measure between 40 inches by 40 inches and 85 inches by 85 inches. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sale: 10% inclusive applied to: "Infinity Nets" (2006), which sold on November 29, 2015, and "Golden-Nets" (2007), which sold on November 27, 2010. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 20.3% CAGR implied from selected sales occurring from October 16, 2006 to December 5, 2021.

Each painting is unique and historical price appreciation of similar works is not a direct proxy for performance of the specific painting or the shares. There is no current market for the shares and performance of the shares will reflect costs and fees described in the Offering Circular that are not reflected in the historical price appreciation of similar works. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Masterworks nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Masterworks nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

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